Exhibit 99.1

               Submission of Matters to a Vote of Security Holders

            (a)A Special Meeting of Stockholders of the Company was held on October 9, 1997 (the "Special Meeting"). Proxies were solicited pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

            (b)At  the Special  Meeting, the  stockholders voted  on and approved the proposal to approve a Standby Purchase Agreement between the Company and Freeport-McMoRan Resource Partners, Limited Partnership as well as the transactions contemplated thereby as described in the Company's Proxy Statement dated September 5, 1997. Holders of 9,338,459 shares voted for, holders of 121,586 shares voted against and holders of 78,716 shares abstained from voting on, such proposal. There were no broker non-votes with respect to such proposal.

            (c)At the  Special Meeting, the  stockholders also  voted on and approved the proposal to amend the Company's 1997 Stock Option Plan for Non-Employee Directors. Holders of 8,470,056 shares voted for, holders of 878,350 shares voted against and holders of 190,355 shares abstained from voting on, such proposal. There were no broker non-votes with respect to such proposal.

            (d)At the  Special Meeting, the  stockholders also  voted on and approved the proposal to amend the Company's 1997 Stock Option Plan. Holders of 8,426,732 shares voted for, holders of 920,444 shares voted against and holders of 191,585 shares abstained from voting on, such proposal. There were no broker non-votes with respect to such proposal.